LEBOEUF, LAMB, GREENE & MACRAE LLP
NEW YORK WASHINGTON, D.C. ALBANY BOSTON CHICAGO HARTFORD HOUSTON JACKSONVILLE LOS ANGELES PITTSBURGH SAN FRANCISCO	125 WEST 55TH STREET NEW YORK, NY 10019-5389 (212) 424-8000 FACSIMILE: (212) 424-8500	LONDON A MULTINATION PARTNERSHIP PARIS BRUSSELS JOHANNESBURG (PTY) LTD MOSCOW RIYADH AFFILIATED OFFICE BISHKEK ALMATY BEIJING
March 1, 2006 By edgar Mr. Michael Pressman Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549
Re:	Central Vermont Public Service Corporation Schedule TO-C filed February 7, 2006 Schedule TO-I filed February 13, 2006, as amended File No. 5-42346

Dear Mr. Pressman:

                       This letter is being submitted on behalf of Central Vermont Public Service Corporation (the "Company") in response to the comments given by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") set forth in your letter dated February 27, 2006 to William S. Lamb, securities counsel to the Company, with respect to the above-referenced Schedule TO-C filing and Schedule TO-I filing, as amended (the "Schedule TO-I"). The Company has also filed simultaneously with this letter Amendment No. 2 to its Schedule TO-I to address your comments.

                       For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it.

Schedule TO-C filed February 7, 2006
    We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M-2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements "within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act" or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this offer.

    The Company acknowledges that the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer, and has included the following statement in Amendment No. 2 to the Schedule TO-I:

    "Statements made by the Company in connection with the Offer are not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Consequently, notwithstanding any statements to the contrary, the PLSRA does not apply to any forward-looking statements made by the Company in connection with the Offer."

    The Company will not refer to the safe harbor provisions in any future press releases or other communications relating to this offer.

    Schedule TO filed February 13, 2006

    Withdrawal Rights, page 18
    Please revise the disclosure pertaining to the withdrawal procedures in light of the fact that stockholders may tender shares at different prices by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of shares tendered at a particular price? Or may they submit one withdrawal notice to withdraw any and all shares?

    The Schedule TO-I has been amended to reflect the Staff's comments by adding the following to Section 4 of the Offer to Purchase, "Withdrawal Rights," at the end of the second paragraph thereof:

    "In the event that a stockholder has submitted multiple letters of transmittal in order to tender shares at different prices, a separate notice of withdrawal must be submitted in accordance with the terms of this Offer with respect to each separate letter of transmittal in order for such withdrawals to be effective, as applicable."

    Conditions of the Offer, page 20

    We note that you terminate the offer in the event a condition is triggered "regardless of the circumstance giving rise to the event." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

    The Company hereby confirms its understanding of the Staff's position, and the Schedule TO-I has been amended to reflect the Staff's comments by deleting the last paragraph of Section 7 of the Offer to Purchase, "Conditions of the Tender Offer," and replacing it in its entirety with the following:

    "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (excluding any action or inaction on our part that is within our control) giving rise to any of these conditions, and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the offer (except in the case of the conditions related to regulatory matters, which may be asserted at any time prior to our acceptance of shares for payment), in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time before the expiration of the offer (except in the case of the conditions related to regulatory matters, which may be asserted at any time prior to our acceptance of shares for payment). Any determination or judgment by us concerning the events described above will be final and binding on all parties, subject to a tendering stockholder disputing our determination or judgment in a court of competent jurisdiction."

    We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

    The Company hereby confirms to the Staff that it will not rely on the referenced language to tacitly waive a condition of the offer by failing to expressly assert it.

    We note your statement that the "rights shall be deemed an ongoing right that may be asserted at any time and from time to time." We believe that all offer conditions, other than receipt of necessary governmental approvals, must be satisfied or waived on or before the expiration date of the offer. Please revise accordingly.

    The Schedule TO-I has been amended to reflect the Staff's comments. The revised disclosure is included in the Company's response to Comment 3 above.

    We note your statement that any determination you make will "be final and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

    The Schedule TO-I has been amended to reflect the Staff's comments. The revised disclosure is included in the Company's response to Comment 3 above.

    Incorporation by Reference, page 30
    You attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

The Schedule TO-I has been amended to reflect the Staff's comments by deleting the last paragraph of Section 10 of the Offer to Purchase, "Certain Information Concerning CVPS," and replacing it in its entirety with the following:

"Incorporation by Reference. The rules of the Securities and Exchange Commission allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us:

SEC Filings (File No. 1-8222)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2005, Quarter ended June 30, 2005, Quarter ended September 30, 2005
Current Reports on Form 8-K

January 5, 2005, January 6, 2005, January 13, 2005, February 22, 2005, February 23, 2005, February 28, 2005, March 3, 2005, April 5, 2005, April 27, 2005, June 14, 2005, June 20, 2005, June 23, 2005, July 15, 2005, July 27, 2005, October 11, 2005, October 12, 2005, October 18, 2005, November 1, 2005, November 21, 2005, November 29, 2005, December 20, 2005, February 7, 2006, February 14, 2006, February 24, 2006 and February 27, 2006

We incorporate by reference the documents listed above except that we do not incorporate portions of any document that is either (a) described in paragraph (i), (k) or (l) of Item 402 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K. Any statement contained in this offer to purchase or in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent such statement is made in any subsequently filed document, and any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this offer to purchase. You may request a copy of these filings, at no cost, by writing, telephoning or emailing us at our principal executive offices at the following address: Shareholder Services, CVPS Corp., 77 Grove Street, Rutland, Vermont 05701, telephone: (800) 354-2877 or by email at shsvsc@cvps.com. Please be sure to include your complete name and address in the request."

Closing Comments

We are authorized by the Company to acknowledge on its behalf each of the following:
      that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
      that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
      that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                       Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8170.

cc: Dale A. Rocheleau Central Vermont Public Service Corporation	Respectfully, /s/ William S. Lamb Name: William S. Lamb